[CLIFFORD CHANCE LETTERHEAD]

May 24, 2007

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:          Morgan Stanley U.S. Government Money Market Trust (the “Fund”)

Securities Act File No. 2-74980

Post-Effective Amendment No. 30

Investment Company Act No. 811-3326

Amendment No. 31

Dear Sir or Madam:

In connection with the filing of Post-Effective Amendment No. 30 to this Fund’s Registration Statement on Form N-1A, we hereby represent, pursuant to Rule 485(b), that the said Post-Effective Amendment No. 30 filed pursuant to Rule 485(b) under the Securities Act of 1933 does not contain any disclosures which would render it ineligible to become effective pursuant to said
Rule 485(b).

Very truly yours,

/s/ Stuart M. Strauss
Stuart M. Strauss